UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2022	2

Disclaimer This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly-titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for the year 2021 submitted to the CNMV, in Note 2, page 14 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

Q1 22 Results Mr. Ángel Vilá COO

Strategy execution whilst delivering growth Another quarter of sustainable revenue growth… …allowing to manage inflationary pressures at a time of currency support New operating model adding efficiencies Reinforced position in core markets • New miMovistar offer launched to accelerate B2C growth; DAZN agreement in Spain allows for 15% La Liga net cost deflation • Brazil service revenue growth accelerates, reduced legacy exposure, Oi deal a game-changer • Synergies starting to kick-off in VMO2; gigabit leadership • Germany network quality consolidated, CapEx peak passed, growth and profitability momentum Shaping the opportunities • T. Infra, ongoing conversations with investors for Spain & UK fiberco vehicles • T. Tech completing build-up of a fast- growing business, acquisition of BE-terna in DACH market • In-market consolidation prospects in Spain • T. Hispam, higher profitability, reduced capital employed, more optionality 2

Strong FCF (up €480m vs Q1 21) FX tailwinds Sustained growth momentum delivers strong start to the year Revenue y-o-y organic +3.2% Steady growth Resilient across all business lines OIBDA y-o-y organic +2.1% Accelerating growth Stable OIBDA margin CapEx/Sales organic 12.0% CapEx prioritisation Investing in growth FCF €513m Net debt €27.5bn Solid balance sheet Growth across the board • Proven pricing power in most markets, protecting value • B2B continues to thrive; digitalisation paying off • OIBDA growth accelerates despite inflation Strong commercial KPIs in key assets: fibre +20%; contract +5% y-o-y • Increasing relevance of digital care; better productivity and UX 3

Positive FX impact FCF €53m, Debt -€1.3bn Changes to the perimeter (VMO2, TLXS towers, C. Rica, El Salvador) € (m) Q1 22 € (m) Q1 22 Revenue 242 Revenue (1,592) OIBDA 95 OIBDA (588) Q1 22 € in millions Reported Reported y-o-y Revenue 9,410 (9.0%) OIBDA 3,199 (6.4%) OIBDA Underlying 3,071 (12.1%) Net Income 706 (20.3%) FCF (incl. leases principal payments) 513 n.s. Net Financial Debt ex-leases 27,453 (23.3%) Q1 22 € in millions Reported + 50% VMO2 JV Organic y-o-y Revenue 10,883 3.2% OIBDA 3,753 2.1% OIBDA-CapEx (ex-spectrum) 2,435 6.4% 4 Key financial metrics

A stronger Telefonica for uncertain times, beating rising inflation

T. Tech increased contribution to revenue growth (+80.6% y-o-y)

T. Infra; growing base of inflation-beating asset class

UK

Reported y-o-y	Q4 21	Q1 22
CPI (avg.)	4.9%	6.2%
Revenue	+5.5%	+4.3%
OIBDA	+1.8%	+6.5%

Germany

Reported y-o-y	Q4 21	Q1 22
CPI (avg.)	5.5%	6.1%
Revenue	+1.6%	+5.2%
OIBDA	(1.2%)	+9.6%

Spain

Reported y-o-y	Q4 21	Q1 22
CPI (avg.)	5.8%	7.9%
Revenue	+0.5%	+0.9%
OIBDA	(3.4%)	(4.9%)

OIBDA excludes restructuring

Hispam

Reported y-o-y	Q4 21	Q1 22
CPI (avg.)	4.5%	5.4%
Revenue	+18.2%	+9.7%
OIBDA	+12.3%	+6.7%

Revenue and OIBDA adjusted for organic criteria ex FX related impacts

Brazil

Reported y-o-y	Q4 21	Q1 22
CPI (avg.)	10.5%	10.7%
Revenue	+3.1%	+18.1%
OIBDA	+1.2%	+14.6%

Dealing with inflation, pressure to ease

Operating in high-inflation markets for decades

Inflation protected revenue, adding growing businesses

More efficient employee cost base (14% of revenue)

CapEx benchmark up to 15% of revenues

Triggering efficiencies, **peak pressure seen in Q1**

Hispam CPI: average of countries ex VZ and ARG weighted by OIBDA weight in each country

5 Telefónica

Well on track for 2022 guidance Targets 2021 Base 2022 Q1 22 Revenue €42,452m “Low single digit growth” 3.2% OIBDA €14,127m “Low single digit growth” 2.1% CapEx/Sales (ex spectrum) 14.7% Up to 15% 12.0% 2022 Dividend €0.30/share Interim Dec-22 €0.15/sh. (cash) Final Jun-23 €0.15/sh. (cash) 2022 calendar payments Jun/22 €0.15/sh.; voluntary scrip Dec/22 €0.15/sh.; cash 2.41% treasury stock cancelled 6 2022 guidance organic and including 50% of the JV in 2022 and 2021 Shareholder remuneration

Progress towards ambitious **sustainability goals**

Environmental

Net-zero by 2040; Zero-waste by 2030; Avoid 12m tCO_2 emissions p.a. for customers by 2025

Reducing our carbon footprint:
- Telefónica Forest to absorb ~3,000 tCO_2
- Distributed generation; 23 plants now open (80 planned) in Brazil

Promoting the Circular Economy:
- Roadmap launched for zero-waste target

Helping our stakeholders to decarbonise:
- Eco Rating (B2C) launched across all markets
- CDP 2021 Supplier Engagement Rating Leaderboard (TEF + VIVO)

Social

90-97% MBB rural coverage by 2024[1]; 33% female executives by 2024; Eliminate pay gap by 2050

Connecting the unconnected:
- Continue to deploy FTTH to reach underserved areas
- 1st time mobile coverage to 32 localities (ARG)
- 5G: towns of <3,000 inhabitants after 700MHz switch-on (Spain)

Committed to retaining and attracting talent:
- Equality Plans (Spain): equal opportunities & pay
- Workforce Disclosure Index (WDI): Only telco receiving special mention across all categories

Governance

>€10bn sustainable financing; Zero-tolerance of corruption; Parity in main governing bodies by 2030

Increasing sustainability-linked financing:
- KPI-Linked Loan to Movistar Colombia

Highest standards of corporate governance:
- VMO2; equal gender and 25% ethnic background on leadership team by 2027

Leader in transparency:
- 2nd in IBEX-35; Transparency International (Integrity, Compliance and Human Rights)

7 AFFORDABLE AND CLEAN ENERGY
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
4 QUALITY EDUCATION
8 DECENT WORK AND ECONOMIC GROWTH
5 GENDER EQUALITY
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Main targets

1. Includes Spain, Germany and Brazil

7 Telefónica

Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Spain 31% 33% 33% 36% 43% Convergent ARPU y-o-y growth, lowest churn in 5 years, record high NPS Double digit y-o-y growth in IT revenues Redundancy plan executed. La Liga renewed with 15% net deflation New miMovistar convergent portfolio, simple and flexible to easily integrate new home services Prospects for in-market consolidation Convergent KPIs NPS Revenue growth acceleration 89.7 87.4 89.6 90.4 91.1 1.5% 1.4% 1.4% 1.4% 1.3% Churn (%)ARPU (€) (0.9%) 0.6% 0.4% 0.5% 0.9% (4.6%) (4.4%) (8.9%) (3.4%) (4.9%) Revenues OIBDA 39% 38% 38% 40% 37% 29% 25% 27% 26% 27% OIBDA-CapExOIBDA Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Margins (organic) Revenue & OIBDA growth (y-o-y organic) Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 8

Germany Delivering sustained operational and financial momentum Contract net adds +30% y-o-y Network parity Strong revenue & OIBDA growth 2022 guidance reiterated Mobile accesses (m) Postpay net adds (k) Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Revenue OIBDA 0.2% 5.7% 5.1% 1.6% 5.2%5.7% 10.3% 3.5% (2.2%) 7.0% Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Margins (organic) OIBDA-CapExOIBDA Revenue & OIBDA organic growth 220 374 415 518 287 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 31% 33% 32% 31% 31% 19% 18% 16% 8% 18% Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 9 44.4 45.0 45.3 45.7 45.9

Virgin Media O2 78 89 67 93 101 42 65 108 129 11 Focus on innovation, network investment and synergy realisation Implemented price rises 5G in 400 towns & cities Gigabit leader Stable revenue, OIBDA growth 2022 guidance reiterated (4.7%) (0.1%) 0.7% (0.7%) (0.1%) 4.4% 5.8% (0.9%) (1.1%) 2.6% 36% 36% 35% 33% 37% 18% 18% 15% 13% 18% Lightning build (k) Postpay net adds (k) Revenue OIBDA Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Margins (organic) OIBDA-CapExOIBDA All organic according with Telefonica criteria Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 10 Revenue & OIBDA growth (y-o-y organic)

Brazil 16.3 17.3 18.3 19.6 20.5 29.0 +18.1% revenue / +14.6% OIBDA (€) Stable OIBDA-CapEx margin at 25% Average Mb/s speed +57% y-o-y Progress in offering best digital solutions Closed Oi mobile assets acquisition Accesses growth (y-o-y) FTTH Premises passed (m) Strong reported growth at stable CF margins 6% 8% 9% 8% 7% 41% 41% 39% 36% 29% FTTHContract 0.2% 3.2% 2.2% 2.8% 4.6% (0.4%) 3.0% 3.0% 1.7% 1.6% Revenue OIBDA 43% 41% 42% 45% 41% 25% 20% 23% 25% 25% OIBDA-CapExOIBDA Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Revenue & OIBDA growth (y-o-y organic) Margins (organic) Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q1 21 Q2 21 Q3 21 Q4 21 2024 EQ1 22 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 11

Oi mobile assets acquisition completed ✓ Acquired Oi mobile assets for a total price of ~€1.0bn (R$5.4Bn) -including earn out- • 43 MHz in 1,800 MHz, 2,100 MHz and 900 MHz with nationwide coverage • 12.5m accesses (37% contract; 63% prepaid) • 2.7k sites • ~€1.0bn synergies NPV (R$5.4Bn), mainly network and commercial costs & CapEx; not including potential revenue synergies • In March 2022, Vivo’s portion of Oi’s assets generated ~€23m of monthly net revenues and we expect OIBDA and OIBDA- CapEx margin above 70%, considering synergies running-rate • Reaffirming Vivo as LatAm’s largest mobile customer base: 38% mobile M.S; 40% contract M.S. • Consolidating Vivo’s leadership in quality of service whilst allowing Vivo to reduce CapEx intensity 12

Tech build-up

Spain | UK | Germany | Brazil | HispAm

Reinforcing tech capabilities in Spain

- **Jul 21 – Altostratus (SP)**: A Google Cloud expert
- **Dec 21 – Geprom (SP)**: Engineering company focused on Industry 4.0.

Acquiring a strong player in DACH & Nordics

- **May 22 – BE-terna (GER)**: A leading European Cloud Microsoft solutions provider

Q1 21 – T. Tech fully operative

Building a leader in the UK&I

- **Aug 21 – T. Tech UK&I** (ex-Cancom): A Cloud leader with strong competencies in Microsoft Azure
- **Mar 22 – Incremental**: One of the largest Microsoft Dynamics partners in the UK

Revenue Mix
(Q1 22)



IoT & Big Data
11%
Cybersecurity
32%
58%
Cloud

~5,400 highly skilled professionals

Outstanding Global Capabilities

Telefónica Tech

5.5m Telefónica Group B2B customers in **175** Countries

1 DOC Digital Operation Center & **11 SOCs** Security Operations Centres



Telefónica Tech presence in Europe

13 Telefónica

>30% constant perimeter 25.1% 26.6% 24.9% 50.3% 80.6% Q1 21 Q2 21 Q4 21Q3 21 Q1 22 299346229203166 • Cyber performance above expectations • Strengthened partner ecosystem: AWS (Premier Consulting Partner), Oracle (PaaS), ZscalerTM (Security Edge) • Enhanced SMB portfolio (Microsoft Teams Essentials) • Leader by IDC “Managed Security Services vendors in Europe” • All services’ revenue (IoT connectivity, IoT & Big Data Solutions) growing at double-digit • Accelerating business solutions: Industry 4.0, Utilities, E-Cars... • Leading showcases at MWC 22 • Leader by Gartner® Magic Quadrant™ for Managed IoT Connectivity Services, Worldwide for the 8Th time Tech, outperforming its market 14 T. Tech Revenue (€ in mill; y-o-y) T. Cloud & Cyber Tech T. IoT & Big Data Tech

Infra, driving value creation UK • 50% Investor / 50% TEF - LG • 50% Allianz / 50% TEF • Accelerated rollout & commercials • Target: >2m PPs in 6yrs (40% T. Infra / 10% T.DE) Signed MOUs; c.250k PPs • 50% CDPQ / 50% TEF • 2.2m PPs deployed as of Mar-22 • Target >6.0m PPs in 4yrs (25% T. Infra / 25% T.BR) (1.8m brownfield) • 60% KKR/ 40% TEF • Accelerated deployment • Target: 3.5m PPs by 22E (40% T.CHI) c.200 k additional PPs in Q1 (2m brownfield) 7m greenfield PPs by 2027 Discussions with potential partners underway UK • 45% Investor / 55% TEF ~5m PPs brownfield + greenfield Lower density rural areasSpain Initiated discussions with investors Telxius - Subsea Cable (70% T. Infra) State of the art and extensive network Tier 1 status Profitability and high cash conversion Good commercial traction, high single-digit growth in reported y-o-y OIBDA1 Nabiax - Data Centres (20% T. Infra) 2 14 DCs (39 MWs) in 7 countries Q1: expansion of its Campuses in Madrid• 60% KKR/ 40% TEF • Regulatory approval in Q1 22 • Target: c.4.3m PPs in 3yrs (40% T.COL) (1.2m brownfield) 151 Constant perimeter, excluding tower business 2 2nd tranche of the transaction closing in Q2 22 New Fibre JVs Processes Critical Infrastructure

Q1 22 Results Mrs. Laura Abasolo CFCO & Head of T. Hispam

Hispam 11.1 11.7 12.4 13.0 14.0 FTTH & Cable Premises passed (m) 3% 8% 9% 8% 6% 25% 28% 26% 25% 22% FTTHContract (0.2%) 9.5% 6.2% 6.0% 4.3% (1.4%) 0.3% 11.6% 4.0% 2.3% Revenue OIBDA 23% 23% 24% 23% 21% 11% 15% 16% 11% 15% Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Revs +9.7% & OIBDA +6.7% (€)(1) 4.4m FTTH connections (+22% y-o-y) on new CapEx models Revenues growing in all countries Growing while improving cash margins Accesses Growth (y-o-y) Revenue & OIBDA growth (y-o-y organic) Margins (organic) (1) Revenue and OIBDA adjusted for organic criteria ex FX related impacts Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 16 OIBDA-CapExOIBDA

Robust liquidity Strong Balance Sheet, prudent management EUR 65% BRL 23% HISPAM 10% OTHERS 2% 12.9 yrs Avg. debt life 1,460 Dec-21 Mar-22 27,453 €36.1bn incl. IFRS- 16 Leases 26,032 ND/OIBDAaL 2.59x ND/OIBDAaL 2.73x Current liquidity exceeds maturities beyond 2024 Liquidity Cushion, Mar-22 (€bn) 10.3 22.312.0 ND/OIBDAaL flat, assuming EoP FX OIBDA €6.4bn(1) financing activity ytd Net Financial Debt Plus Leases by Currency (Mar-22) Cash position Undrawn credit lines & synd. credit facilities Cash liquidity (1) Includes €5.5bn syndicated facility, €100m reopening of an existing Telefónica bond, BRL 1,000m bilateral loan signed by T. Brazil and a Cornerstone credit facility by GBP 0.5bn Debt Portfolio de-risked & well positioned 81% Total debt fixed 3.96% Total Interest payment cost (ex leases) Closer FX alignment debt & FX exposure Net financial Debt (€m) 17

Conclusions Mr. Ángel Vilá COO

Sequential improvement in organic and reported growth across whole Group Beating inflationary pressure, worst should be behind FX tailwinds, Brazil and Hispam growing double-digit in € terms Synergies materialisation in VMO2; sizeable Oi synergies to start flowing through Strong start to the year Good commercial momentum, boosting FTTH; increasing customer relevance and engagement Targeted CapEx; focused on NGN Further optionality ahead Well on track to meet 2022 guidance; 2022 dividend confirmed 18

Results presentation and Q&A Session Telefónica’s management will host a webcast on 12 May at 10:00 AM (CET), 9:00 AM (BST), and 4:00 AM (EST) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. • Ángel Vilá l COO • Laura Abasolo l CFCO & Head T. Hispam • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 12, 2022	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer